08031528

SECU[...]SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65976

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FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) — Michigan (State) — 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) — Westlake (City) — Ohio (State) — 44145 (Zip Code)

SEC Mail Processing Section
AUG 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor D. Royston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC and Subsidiary, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SUSAN E. HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2011
Acting in the County of Oakland

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused.
experienced.
responsive.

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2008

Cohen
Fund Audit Services

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2008

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBER AND BOARD OF DIRECTORS
PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

Independent Auditors' Report

We have audited the accompanying consolidated statement of financial condition of Plante Moran Insurance Agency Services, LLC and Subsidiary (the Company) as of June 30, 2008, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Cohen Fund Audit Services

August 19, 2008
Westlake, Ohio

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS		
CASH AND CASH EQUIVALENTS	$	594,397
RESTRICTED CASH		307
RECEIVABLES - UNBILLED WORK IN PROCESS		464,101
DUE FROM RELATED PARTY		1,658
TOTAL ASSETS	$	1,060,463
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	78,061
DUE TO RELATED PARTY		219,434
TOTAL LIABILITIES		297,495
NONCONTROLLING INTEREST IN CONSOLIDATED ENTITY		17,189
MEMBER'S EQUITY		
MEMBER'S EQUITY		745,779
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,060,463

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2008

REVENUE	$ 1,204,107
EXPENSES	
Commissions, employee compensation and benefits	328,493
Regulatory fees and expenses	18,159
Other expenses	346,115
TOTAL EXPENSES	692,767
CONSOLIDATED NET INCOME	511,340
LESS: CONSOLIDATED NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST IN SUBSIDIARY	14,639
CONSOLIDATED NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$ 496,701

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JUNE 30, 2008

	CONTROLLING INTEREST	NONCONTROLLING INTEREST	TOTAL EQUITY
BALANCE - JULY 1, 2007	$ 1,344,078	$ -	$ 1,344,078
NET INCOME	496,701	14,639	511,340
CAPITAL CONTRIBUTIONS	-	2,550	2,550
MEMBER'S EQUITY DISTRIBUTIONS	(1,095,000)	-	(1,095,000)
BALANCE - JUNE 30, 2008	$ 745,779	$ 17,189	$ 762,968

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Consolidated net income	$ 511,340
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Restricted cash	(307)
Receivables - Unbilled work in process	526,131
Due to related party	180,300
Employee advance	500
Accounts payable and accrued expenses	30,130
Net cash provided from operating activities	1,248,094
CASH FLOW USED IN FINANCING ACTIVITIES	
Contribution by noncontrolling member	2,550
Member's equity distributions	(1,095,000)
Net cash used in financing activities	(1,092,450)
NET INCREASE IN CASH AND CASH EQUIVALENTS	155,644
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	438,753
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 594,397

The accompanying notes are an integral part of these consolidated statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Plante & Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE). Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. All significant intercompany balances and transactions have been eliminated upon consolidation.

PMIA II was formed for purposes of providing administrative and service bureau services to its members. As of June 30, 2008, PMIA II had total assets of $53,796, and for the year then ended had revenues of $48,995 and expenses of $199. Included in consolidated assets are assets totaling $53,796 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante & Moran Insurance Agency Services, LLC.

Basis of Presentation and Revenue Recognition

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Revenue for consulting services is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. Then, an overage or underage is recorded to determine the amount billable to the client based on net realizable value. Commission revenue earned from the placement of insurance related products are recorded on the accrual basis upon approval by the insurer and acceptance of the policy by the client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $307 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

PMIA is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

The Company had four customers that comprised approximately 53% of the unbilled work in process balance at June 30, 2008.

The Company had three different customers that comprised approximately 40% of revenue during the year ended June 30, 2008.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. There is no allowance recorded as of June 30, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients and consulting fees to be billed. Amounts are stated at estimated realizable value.

Income Taxes

PMIA is a Michigan Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the taxable income or loss of PMIA is taxed directly to the member. Accordingly, PMIA records no provision for federal income taxes.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (P&M, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP, the single member of the Company, whereby P&M, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by P&M, PLLC on the Company's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. RELATED PARTIES (Continued)

For the year ended June 30, 2008, $207,817 of expenses were allocated to the Company under the management services agreement and consisted of the following:

Overhead charges (including Accounting, Human Resources, Technology, and Marketing	$	30,253
Office administration		25,680
Facilities		151,884
Total	$	207,817

In addition, included in revenue is approximately $13,000 for consulting and other services rendered to P&M, PLLC by the Company. Also included in other expenses is approximately $27,000 of consulting services provided by P&M, PLLC.

At June 30, 2008, the due to related party consisted of the amount due to P&M PLLC related to services under the Agreement. The amount due from related party relates to services the Company's staff provided to P&M Holding Group, LLP and affiliates.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2008, PMIA had net capital of $243,106, which was $223,273 in excess of its required net capital of $19,833.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2008, the ratio was 1.224 to 1.

5. EXEMPTION FROM RULE 15c3-3

PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. RETIREMENT PLAN

PMIA participates in a 401(k) plan administered by P&M Holding Group, LLP. The plan covers substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. There were no contributions during the year ended June 30, 2008.

7. FOCUS FILING

The Company's annual audited financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and are required to be presented on a consolidated basis in accordance with FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (VIE). The Company is also required to compose and submit Financial and Operational Combined Uniform (FOCUS) reports to the FINRA in accordance with SEC Rule 17a-5. The Company's FOCUS reports are not prepared on a consolidated basis with its VIE (PMIA II). As a result, Member's Equity as reported in the net capital calculation of the FOCUS excludes the equity of PMIA II. In addition, a non-allowable asset representing the Company's equity investment in PMIA II has been included in the calculation of net capital on the FOCUS report. There is no increase to either the Company's net capital or its minimum net capital requirement as a result of the consolidation.

8. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair vale, sets out a framework for measuring fair value, and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

The changes to current generally accepted principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2008, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of income for a fiscal period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. NEW ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2007, FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements". SFAS 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. In addition, the statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS 160 is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the effect of SFAS 160 on the consolidated financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

NET CAPITAL		
Total member's equity from statement of financial condition		$ 745,779
Less: Non-allowable assets		
Restricted cash	$ 307	
Receivables - Unbilled work in process	464,101	
Investment in Subsidiary	36,607	
Due from related party	1,658	502,673
NET CAPITAL		$ 243,106
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 297,495
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 19,833
MINIMUM REQUIRED NET CAPITAL		$ 5,000
NET CAPITAL REQUIREMENT		$ 19,833
EXCESS NET CAPITAL		$ 223,273
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.224 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the PMIA's unaudited Form X-17a-5 as of June 30, 2008, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there are no audit adjustments that effect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

PMIA is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Cohen Fund Audit Services
Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com
440.835.8500
440.835.1093 *fax*

MEMBER AND BOARD OF DIRECTORS
PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Plante Moran Insurance Agency Services, LLC and Subsidiary (the Company) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's consolidated financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, board of directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

August 19, 2008
Westlake, Ohio

END